

May 19, 2011

Mr. D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

      RE: **Fluor Corporation**
               Form 10-K for the Fiscal Year ended December 31, 2010
               Form 10-Q for the Fiscal Quarter ended March 31, 2011
               File No. 1-16129

Dear Mr. Steuert:

We have reviewed your response letter dated May 13, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Financial Condition, page 40

1. We have reviewed your response to prior comment 7 from our letter dated May 4, 2011. We note that you do not consider any cash to be permanently reinvested overseas as of December 31, 2010 and 2009 and, as a result have accrued the U.S. deferred tax liability on your foreign earnings. As applicable, please enhance your disclosure in future filings to discuss this fact.

Consolidated Financial Statements, page F-1

Note 12 – Contingencies and Commitments, page F-34

Asbestos Matters, page F-36

2. We have reviewed your response to prior comment 10 from our letter dated May 4, 2011. We continue to believe that you should disclose the number of claims of alleged exposure to asbestos fibers and dust pending at each balance sheet date, the number of claims filed for each period presented, and the number of claims dismissed, settled, or otherwise resolved for each period. In this regard, we note that you can avoid any misinterpretation of this information by disclosing information similar to what you have provided in your response. Also, please address historical and expected trends in these amounts to support your belief that the outcome of any actions will not have a material adverse impact on your financial position, results of operations or cash flows. Refer to Question 3 of SAB Topic 5:Y.

* * * *

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief